May 17, 2018

BY EDGAR

Mses. Heather Clark, Melissa Raminpour and Anne Parker and Mr. John Dana Brown

Division of Corporation Finance

Office of Transportation and Leisure

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The Walt Disney Company

Registration Statement on Form S-4

Filed April 18, 2018

File No. 333-224335

Dear Mses. Clark, Raminpour and Parker and Mr. Brown:

This letter is submitted on behalf of The Walt Disney Company (“Disney”) in response to the comments from the staff of the Division of Corporation Finance and the Office of Transportation and Leisure (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter to the Company dated May 8, 2018 with respect to the registration statement on Form S-4 filed with the Commission on April 18, 2018 (the “Form S-4”). In connection with this letter responding to the Staff’s comments, Disney is filing Amendment No. 1 to the Form S-4 (the “Amendment No. 1”), which will include changes in response to the Staff’s comment.

Mses. Clark, Raminpour and Parker and Mr. Brown

Division of Corporation Finance

Office of Transportation and Leisure

May 17, 2018

In this letter, each of the Staff’s comments is indicated in italics, followed by Disney’s and, where applicable, Twenty-First Century Fox, Inc.’s (“21CF”) responses thereto. Page number references in the responses below are to the page numbers of Amendment No. 1 to the Form S-4 as filed on EDGAR. Capitalized terms used but not defined in this letter have the meanings ascribed thereto in the Form S-4.

General

1.	We note that concurrently with the execution of the merger agreement on December 13, 2017, Disney amended its bylaws to include an exclusive forum provision. We also note that at Disney’s request in connection with the execution of the combination merger agreement and in order to conform to the forum selection bylaw adopted by Disney, 21CF also amended its bylaws to include an exclusive forum provision.

Please include disclosure in your document about the provision, its scope, its enforceability and its potential impact on the rights of investors. Include a risk factor to discuss the effects of the provision, including the possibility that the exclusive forum provision may discourage stockholder lawsuits, or limit stockholders’ ability to bring a claim in a judicial forum that it finds favorable for disputes with the company and its officers and directors.

Response: We acknowledge the Staff’s comment and respectfully note that the Form S-4 includes a description of the scope of the exclusive forum provision adopted by each of Disney and 21CF in the section entitled “Comparison of Stockholders’ Rights” beginning on page 250 of the Form S-4. We have revised that description on pages 262 and 263 of Amendment No. 1 to include the enforceability of the provision and its potential impact on stockholders. In addition, we have added risk factors on page 72 of Amendment No. 1 describing the scope, enforceability and potential shareholder impact of the exclusive forum provision.

2.	Provide us supplementally with copies of any board books or similar materials prepared by the financial advisors and shared with the boards of directors and their representatives.

Response: In response to the Staff’s request, we respectfully inform the Staff that a copy of the board presentation dated December 13, 2017, prepared by Guggenheim Securities and J.P. Morgan, in connection with each such firm’s respective fairness opinions has been provided directly to the Staff by Debevoise & Plimpton LLP, as counsel to Guggenheim Securities and J.P. Morgan, under separate cover on a confidential and supplemental basis pursuant to Rule 418 of the Securities Act of 1933, as amended, and Rule 12b-4

Mses. Clark, Raminpour and Parker and Mr. Brown

Division of Corporation Finance

Office of Transportation and Leisure

May 17, 2018

under the Securities Exchange Act of 1934, as amended. In accordance with such rules, such presentation has been provided together with a request that such presentation be returned promptly following the completion of the Staff’s review thereof. Such presentation is not, and will not be, filed with or deemed to be part of the Registration Statement, including any amendments thereto. Request for confidential treatment of such presentation pursuant to the provisions of 17 C.F.R. § 200.83 has been made by Guggenheim Securities and J.P. Morgan.

The presentation materials prepared by Goldman Sachs & Co. LLC in connection with its opinion, dated December 13, 2017, to the 21CF board of directors as summarized under the caption “Opinion of 21CF’s Financial Advisor” and materials, dated December 12, 2017, containing perspectives on New Fox discussed by Centerview Partners LLC with the 21CF board of directors on December 13, 2017 and as described in the Form S-4 are being provided to the Staff under separate cover by counsel for Goldman Sachs and Centerview on a confidential and supplemental basis pursuant to Rule 418 under the U.S. Securities Act of 1933, as amended, and Rule 12b-4 under the U.S. Securities Act of 1934, as amended. In accordance with such rules, counsel for Goldman Sachs and Centerview has requested that these materials be returned promptly following completion of the Staff’s review thereof. By separate letter, counsel for Goldman Sachs and Centerview also has requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

3.	Please revise, particularly the letter to stockholders, Questions and Answers, and Summary sections, to make the disclosures simple and clear. As an example only, we note that the carryover paragraph in the second and third pages of the letter to stockholders that starts with “At the special meeting of 21CF stockholders…” is one sentence that is over 25 lines long with no breaks or paragraph returns, making it very dense and difficult to read. As another example, the second sentence in answer to the question “What are the proposed transactions?” is approximately 13 lines long. In addition make the disclosures of formulas and calculations easy to follow and describe the purpose of each calculation and each input thereof. Where possible, put formulas and calculations in mathematical or tabular format, such as the calculations of the exchange ratio and the stock split multiple.

Response: We acknowledge the Staff’s comment and have made changes throughout the Form S-4 to simplify the disclosures and make the formulas and calculations easier to follow. Specifically, please refer to the letter to stockholders and pages 1, 2, 5, 6, 21, 22, 23, 24, 25, 89, 90, 91, 92, 163, 164, 165, 184 and 198 of Amendment No. 1.

Mses. Clark, Raminpour and Parker and Mr. Brown

Division of Corporation Finance

Office of Transportation and Leisure

May 17, 2018

Questions and Answers About the Transactions and the Special Meetings, page 1

4.	Please discuss in this section whether the parties will obtain updated fairness opinions and whether Disney and 21CF shareholders will be re-solicited to vote on the mergers based on the outcome of the distribution and transaction tax calculation. In addition, provide risk factor disclosure to that effect.

Response: In response to the Staff’s comment, we have revised the disclosures in the Q&A section on page 6 of Amendment No. 1. In addition, we have included risk factor disclosure related to the fairness opinions on pages 61 and 75 of Amendment No. 1.

5.	Please provide a simple and clear timeline regarding the expected timing of each material event. Specifically, clearly disclose approximate dates as well as when, in relation to each other, the following would occur:
•	the hook stock charter amendment;
•	the subdivision of the issued and outstanding shares of 21CF common stock;
•	the separation;
•	the distribution;
•	commencement of trading of New Fox common stock;
•	the final calculation of the exchange ratio including any adjustments thereto; and
•	the closing of the merger.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 8 and 9 of Amendment No. 1.

What is the exchange ratio?, page 5

6.	The first time you discuss the “reference price per share of Disney common stock used to calculate the initial exchange ratio,” please explain how the $102 reference price was determined.

Response: In response to the Staff’s comment, we have revised the disclosure on page 5 of Amendment No. 1.

Summary, page 18

7.	Please provide organization charts depicting the parties before and after the transactions discussed herein. For each entity, be sure to represent its business and its major shareholders including the hook stock.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 22 and 23 of Amendment No. 1.

Mses. Clark, Raminpour and Parker and Mr. Brown

Division of Corporation Finance

Office of Transportation and Leisure

May 17, 2018

Consideration for the Initial Merger, page 21

8.	You disclose that each hook stock share will be exchanged automatically for a fraction of a share of Disney series B convertible preferred stock or common stock at the discretion of Disney’s board. Please revise to define “hook stock” on page ii of the registration statement, given the pending vote on the hook stock charter amendment proposal and merger contingency related to the receipt of legal comfort for the related tax treatment. Additionally, tell us the number of estimated Disney shares that will be issued in exchange for hook shares. If the exchange of Disney shares for these hook shares will represent a material portion of the purchase price, revise your disclosures on page 204 to disclose the estimated purchase price attributed to the exchange of these shares and how you estimated the fair value given the option to exchange them for convertible preferred stock or common stock. Consider adding a brief but separate discussion in the Questions and Answers or Summary sections to explain what will happen to the hook stock in the mergers and the distribution, and how that might affect the rights and value of stock held by non-hook stock investors.

Response: In response to the Staff’s comment, we have revised the disclosure on pages iii, 5, 24, 93, 166 and 214 of Amendment No. 1. The shares of Disney stock issued in exchange for hook stock shares do not represent any portion of the purchase price and will not have any effect on the value of the consideration paid to the 21CF public stockholders. Although in the initial merger each hook stock share will receive the same fraction of a share of Disney stock that will be received in respect of a share of 21CF common stock held by the public, the shares of Disney stock issued to the holders of hook stock shares will be owned by wholly-owned subsidiaries of Disney following the initial merger and will thus be treated as treasury shares for legal and accounting purposes.

Sky Acquisition, page 22

9.	Please update to discuss Comcast’s bid for Sky at £12.50 per share, which resulted in Sky dropping its support for the offer by 21CF, and the consequences to the companies and the transactions. Disclose that in connection with delivering their fairness opinions, Disney’s and 21CF’s financial advisors used a Sky implied share price of £10.75, which is 21CF’s offer price for the Sky acquisition made prior to Comcast’s bid.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 25, 26, 94, 95 and 228 of Amendment No. 1.

Mses. Clark, Raminpour and Parker and Mr. Brown

Division of Corporation Finance

Office of Transportation and Leisure

May 17, 2018

Comparative Historical and Unaudited Pro Forma Per Share Data, page 52

10.	Please add a footnote to state how the book value per Disney common share at December 30, 2017 and September 30, 2017 was calculated or determined.

Response: In response to the Staff’s comment, we have revised the disclosure on page 56 of Amendment No. 1.

Risk Factors, page 58

11.	We note your disclosure on page 58 that following the execution of the combination merger agreement, on December 22, 2017, the United States Congress enacted new tax legislation that, among other things, reduced the maximum corporate income tax rate from 35% to 21%. Disclose that in connection with delivering its fairness opinion dated December 13, 2017, Goldman Sachs, financial advisor to 21CF, performed an illustrative discounted cash flow analysis that reflected a tax rate for RemainCo of approximately 33%. Please address how the subsequent change in tax rate may affect the reliability of Goldman Sachs’ opinion.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 70, 71, 118 and 125 of Amendment No. 1.

Recommendation of the 21CF Board; 21CF’s Reasons for the Transactions, page 103

12.	Please disclose whether in evaluating the combination merger agreement and the transactions contemplated thereby, the 21CF board considered:

•	The unknown amount of the transaction tax and exchange ratio adjustment;
•	That the implied value of the merger consideration will fluctuate with the market price of Disney common stock. In this regard, we note that as of the date of this letter the price of Disney stock has declined since December 13, 2017; and
•	How the significant passage of time between the board recommendation and the vote and closing of the merger transaction would impact the parties’ operations, performance or any of the projections or assumptions.

In addition, disclose how the above factors impacted the 21CF board’s ability to rely on the opinion of Goldman Sachs.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 113, 114, 115 and 125 of Amendment No. 1.

Mses. Clark, Raminpour and Parker and Mr. Brown

Division of Corporation Finance

Office of Transportation and Leisure

May 17, 2018

Opinion of 21CF’s Financial Advisor, page 109

13.	Please disclose whether any material changes in the parties’ operations, performance or in any of the projections or assumptions upon which Goldman Sachs based its opinion have occurred since December 13, 2017 or are anticipated to occur before expiration of the solicitation. Provide the same disclosure with respect to the Guggenheim and J.P. Morgan opinions starting on page 125.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 70, 71, 125, 139 and 142 of Amendment No. 1.

Certain 21CF Forecasts, page 118

14.	Please identify the material assumptions and estimates underlying the projections you disclose. While we note you discuss adjustments, it appears you do not discuss the underlying assumptions for the forecasts.

Response: In response to the Staff’s comment, we have revised the disclosure on page 126 of Amendment No. 1.

Recommendation of the Disney Board; Disney’s Reasons for the Transactions, page 121

15.	Please disclose whether in evaluating the combination merger agreement and the transactions contemplated thereby, the Disney board considered:

•	That the implied value of the merger consideration will fluctuate with the market price of Disney common stock; and

•	How the significant passage of time between the board recommendation and the vote and closing of the merger transaction would impact the parties’ operations, performance or any of the projections or assumptions.

In addition, disclose how the above factors impacted the Disney board’s ability to rely on the opinions of its financial advisors.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 131, 139 and 142 of Amendment No. 1 to reflect the above considerations.

Disney Selected Public Trading Multiple Analyses, page 142

16.	Please disclose the selected publicly traded companies in the parks and resorts sector and

Mses. Clark, Raminpour and Parker and Mr. Brown

Division of Corporation Finance

Office of Transportation and Leisure

May 17, 2018

the consumer products sector that Guggenheim Securities and J.P. Morgan deemed relevant for purposes of this analysis. If any companies meeting the criteria were excluded disclose why. In addition, if any companies meeting the selection criteria were excluded from the Goldman Sachs Selected Precedent Transactions analysis or the Guggenheim and J.P. Morgan Selected Precedent Transactions Analyses and the Selected Public Trading Multiple Analyses also state why.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 122 and 150 of Amendment No. 1. We respectfully inform the Staff that, in conducting their respective analyses, neither Guggenheim Securities nor J.P. Morgan excluded any companies meeting the criteria.

Certain Disney Forecasts, page 143

17.	Please disclose the material assumptions and estimates underlying the Disney Internal Estimates.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 151 and 152 of Amendment No. 1.

21CF Disney Forecasts, page 145

18.	Please disclose how the 21CF Disney forecasts through 2023 were obtained from the Disney street estimates showing performance through 2020 and 2021. Likewise, explain how Goldman Sachs created the Disney Pro Forma forecasts through 2023 based in part on 21CF forecasts through 2022.

Response: In response to the Staff’s comment, we have revised the disclosure on page 153 of Amendment No. 1.

19.	We note your disclosure that “Goldman Sachs compiled for 21CF management illustrative standalone forecasted financial information for Disney reflecting the Disney street estimates as adjusted by 21CF management.” Please disclose the adjustments 21CF management made to the Disney street estimates.

Response: In response to the Staff’s comment, we have revised the disclosure on page 153 of Amendment No. 1.

Mses. Clark, Raminpour and Parker and Mr. Brown

Division of Corporation Finance

Office of Transportation and Leisure

May 17, 2018

Disney Pro Forma Forecasts, page 145

20.	Please clarify the meaning of the statement on page 147 that “information about the Disney prospective financial information set forth above does not give effect to the transactions” given that the Disney Pro Forma Forecasts, which are included among the Disney prospective financial information, appear to reflect the combination of Disney and RemainCo.

Response: In response to the Staff’s comment, we have revised the disclosure on page 155 of Amendment No. 1.

21.	Please revise the statement on page 147 that readers “are cautioned not to place undue, if any, reliance on the Disney prospective financial information.” Investors are entitled to rely on the disclosure. We also note from page 145 that 21CF management directed Goldman Sachs’ use of the 21CF Disney forecasts for purposes of its financial analyses, upon which 21CF relied in making its recommendation.

Response: We acknowledge the Staff’s comment and have revised the disclosure on page 155 of Amendment No. 1.

The Combination Merger Agreement

Treatment of 21CF Equity Compensation Awards in the Transactions, page 157

22.	We note your disclosure on pages 157 and 158 regarding the treatment of equity awards in connection with the separation, treatment of 21CF performance stock units, and treatment of 21CF retention stock units. Please tell us the planned accounting treatment for each of these awards, tell us the applicable accounting guidance considered, and revise to disclose whether any material incremental compensation expense is expected as a result of the treatment of these awards. Finally, if the treatment of these awards will result in material compensation expense and/or a material impact to the purchase price allocation, tell us whether you considered disclosure within the pro forma financial statements.

Response:

Current 21CF Accounting

Currently, compensation costs related to the outstanding 21CF PSUs originally scheduled to vest in 2019 and 2020 and 21CF Retention RSU grants (which, if the transactions are terminated, will vest on the later of December 13, 2019 and the date of such termination) are being expensed over the applicable requisite service period in 21CF’s financial statements. 21CF has considered the guidance in Accounting Standards Codification (ASC) 805 Business Combinations 20-55, paragraphs 50 and 51, which provides that expense related to changes to compensation arrangements contingent upon the consummation of a business combination should be recognized when the business combination is consummated. In accordance with the guidance above and in light of the fact that the distribution will only be completed if the other transactions are also completed, 21CF determined that the impact of the modification to the 21CF equity awards as described in the section entitled “Treatment of Equity Awards in Connection with the Separation” beginning on page 166 of Amendment No. 1.,

Mses. Clark, Raminpour and Parker and Mr. Brown

Division of Corporation Finance

Office of Transportation and Leisure

May 17, 2018

will be recognized in 21CF’s, Disney’s and New Fox’s separate financial statements, as appropriate, when the transactions are completed.

Disney Accounting

ASC 805-30-30 paragraph 9 provides that exchanges of share options or other share-based payment awards in conjunction with a business combination are considered modifications under ASC 718 Compensation – Stock Compensation. If the acquirer is obligated to replace the acquiree’s awards, ASC 805-30-30, paragraphs 11-13 clarify that the portion of the fair value of the replacement award attributable to pre-combination service is considered purchase price while the portion of the replacement award that is attributable to post-combination service is recognized as compensation expense over the post-combination service period. The issuance of new awards or modifications to existing awards for the benefit of the acquirer are recognized as post-combination compensation expense.

PSUs vesting in 2019

The PSU awards originally scheduled to vest in 2019 will vest shortly prior to the first effective time into 21CF common stock, which will be exchanged for Disney and New Fox shares in the same way as applicable to other holders of 21CF common stock in accordance with terms of the combination merger agreement and distribution merger agreement. The terms of the original PSU awards did not require acceleration upon a change in control; therefore, the acceleration resulting from the combination merger agreement is considered a modification. The value associated with accelerated vesting attributable to RemainCo will be allocated between purchase price and compensation expense. The amount allocated to compensation expense will be expensed in the Disney financial statements upon the first effective time and will reflect the proportion of value that would otherwise have been amortized to expense over the period from the first effective time to the originally scheduled vesting date.

The modification of the PSU awards vesting in 2019 is not expected to result in material incremental compensation expense based upon current stock prices and the remaining vesting period.

We did not include or disclose the estimated incremental compensation expense in the pro forma financial statements included in the Form S-4 as the amount is immaterial based upon current stock prices and is recognized in a lump sum upon the first effective time and therefore one-time in nature. Amounts associated with the pre-combination service period are included in the calculation of purchase price.

PSUs vesting in 2020:

The PSU awards originally scheduled to vest in 2020 that are held by 21CF employees who do not become employees of New Fox will be converted into Disney RSUs at the first effective time. Consistent with ASC 805-30-55, paragraphs 21 and 22, since the converted awards require post-combination service, we will allocate the acquisition date fair value between pre-combination service, which will be included in the purchase price, and post-combination service, which will be treated as compensation expense and amortized over the post-combination service period.

Mses. Clark, Raminpour and Parker and Mr. Brown

Division of Corporation Finance

Office of Transportation and Leisure

May 17, 2018

The modification of the PSU awards vesting in 2020 is not expected to result in material incremental compensation expense based upon current stock prices.

We did not include or disclose the estimated incremental compensation expense in the pro forma financial statements included in the Form S-4 as the amount is immaterial based upon current stock prices. The amount associated with the estimated pre-combination service period is included in the calculation of purchase price.

Retention RSU Grants:

We believe that the Retention RSU grants were granted to incentivize certain executives to remain employed with 21CF through the first effective time for the benefit of both Disney and New Fox. As such, in accordance with ASC 805-30-30 paragraph 10, the following portions of the award should be recorded as compensation expense in the Disney financial statements.

o	For the 50% of the Retention RSU grants that vest at the first effective time, the fair value of awards attributable to RemainCo will be recorded as compensation expense upon the first effective time.

o	For the 50% of the Retention RSU grants that convert into both Disney and New Fox RSUs at the first effective time and require a 15-month service period following the first effective time in order to vest, Disney will record compensation expense for RSUs awarded to employees that remain employed with RemainCo post combination over the requisite service period in accordance with ASC 805-30-55 paragraphs 21-22. The fair value of Disney RSUs awarded to employees of New Fox will be included in the purchase price, as Disney does not benefit from continued service of the New Fox employees.

The $215 million value of the Retention RSU grants is higher than historical grants and has a shorter vesting period, thus it may result in incremental compensation expense; however, we do not believe the incremental amount is material. The expense for these grants has been included in the 21CF financial statements beginning in February 2018, the date of the grant.

We did not include the impact of the incremental compensation in the Disney Pro Forma Financial Statements because the Retention RSU grants are non-recurring and not indicative of future results.

We have added disclosure to paragraph (e6) in the Disney Pro Forma Financial Statements to describe the additional grants and its potential impact on the Disney financial statements. Similar disclosure has also been added to paragraph 3.a of the RemainCo Pro Forma Financial Statements.

Proposed New Fox Accounting

As described above, compensation costs related to the currently outstanding 21CF PSUs originally scheduled to vest in 2019 and 2020 and the 21CF Retention RSU grants are being expensed over the applicable requisite service period in 21CF’s financial statements. A portion of these compensation expenses have been allocated to the New Fox unaudited pro forma condensed combined statement of operations for the nine months ended

Mses. Clark, Raminpour and Parker and Mr. Brown

Division of Corporation Finance

Office of Transportation and Leisure

May 17, 2018

March 31, 2018. In response to the Staff’s comment, 21CF has also revised disclosures included in note 3.b of the New Fox Pro Forma Financial Statements.

Other Agreements

Tax Matters Agreement, page 184

23.	We note from the third bullet point that under certain circumstances, Disney is responsible for any hook stock taxes. We further note from the fourth bullet point that under differing circumstances, New Fox must indemnify Disney for a portion of hook stock taxes. Please revise to provide an estimate with regard to hook stock taxes that may be incurred and for which Disney will be fully responsible, in the third bullet point.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 193 and 194 of Amendment No. 1. 21CF and Disney expect that the hook stock legal comfort condition (i.e., the receipt of each of the ATO tax ruling, the Australian tax opinion and the U.S. tax opinion) should be satisfied and as a result estimate that Disney will not incur any hook stock taxes as a result of the transactions.

24.	On a related matter, we note from page 70 that if the elimination rulings with regard to the hook stock are not obtained, Disney may exchange the hook stock shares for Disney common stock or Disney series B convertible preferred stock. Please revise to provide an estimate of when you expect to receive final notice from the ATO on such elimination rulings.

Response: In response to the Staff’s comment, we have revised the disclosure on page 75 of Amendment No. 1 to include a statement regarding the uncertainty of when, if at all, the elimination rulings with regard to the hook stock are obtained from the IRS or the ATO.

21CF Proposal No. 4 – Stock Split Charter Amendment Proposal, page 259

25.	Here or in an appropriate place please explain why the stock split is needed and how the stock split multiple serves that purpose.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 21, and 89, 159 and 164 of Amendment No. 1. In the distribution, 21CF’s public stockholders will exchange a portion of their 21CF common stock for New Fox common stock of equivalent value. The distribution has been structured this way to ensure that Disney (through the hook stock shareholders) will not acquire any interest in New Fox. The stock split will avoid creation of fractional shares and ensure that each 21CF public stockholder will hold the exact same number of shares of 21CF common stock after the distribution as such stockholder held immediately before the stock split.

****

Mses. Clark, Raminpour and Parker and Mr. Brown

Division of Corporation Finance

Office of Transportation and Leisure

May 17, 2018

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or would like further information regarding the foregoing, please do not hesitate to contact me at (212) 474-1454.

Sincerely,

/s/ Faiza J. Saeed, Esq.

cc:

Alan N. Braverman, Esq.

Senior Executive Vice President, General Counsel and Secretary

The Walt Disney Company

500 South Buena Vista Street

Burbank, California 91521

Gerson A. Zweifach, Esq.

Senior Executive Vice President and Group General Counsel,

Chief Compliance Officer

Twenty-First Century Fox, Inc.

1211 Avenue of the Americas

New York, New York 10036

George F. Schoen, Esq.

Cravath Swaine & Moore, LLP

825 Eighth Avenue

New York, New York 10019

Howard L. Ellin, Esq.

Brandon Van Dyke, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP and Affiliates

4 Times Square

New York, New York 10036